SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.2)*

                         The Salomon Brothers Fund Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    795477108
                                 (CUSIP Number)

                           Christopher P. Davis, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                              Tel: (212) 986-6000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                September 7, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. NAMES OF REPORTING PERSONS
   I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott Associates, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)[x]
   (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS* WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
                  2,943,425

8. SHARED VOTING POWER
                  0

9. SOLE DISPOSITIVE POWER
                  2,943,425

10. SHARED DISPOSITIVE POWER
                  0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,943,425

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.97%

14. TYPE OF REPORTING PERSON*
                  PN

                                *SEE INSTRUCTIONS

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott International, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)[x]
   (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS* WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
                0

8  SHARED VOTING POWER
                2,943,425

9. SOLE DISPOSITIVE POWER
                0

10. SHARED DISPOSITIVE POWER
                2,943,425

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,943,425

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.97%

14. TYPE OF REPORTING PERSON*
                PN

                                *SEE INSTRUCTIONS

1. NAMES OF REPORTING PERSONS
   I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott International Capital Advisors Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)[x]
   (b)[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS* OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER
                0

8. SHARED VOTING POWER
                2,943,425

9. SOLE DISPOSITIVE POWER
                0

10. SHARED DISPOSITIVE POWER
                2,943,425

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,943,425

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                2.97%

14. TYPE OF REPORTING PERSON*
                CO

                                *SEE INSTRUCTIONS

This statement is filed with respect to the shares of the common stock, $1.00 par value (the "Common Stock"), of The Salomon Brothers Fund Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors, Inc. ("EICA")(collectively, the "Reporting Persons") as of September 6, 2005 and amends and supplements the Schedule 13D filed on August 19, 2005, as amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $34,307,937.86


Elliott International Working Capital       $37,788,330.12


ITEM 4.  Purpose of Transaction.

     Each of Elliott and Elliott International acquired the Common Stock beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities. EICA has acted as investment manager with respect to Elliott International's acquisition of beneficial ownership of Common Stock.

     Depending upon market conditions and other factors that it may deem material, each of Elliott and Elliott International may, to the extent permitted by law, acquire additional shares of Common Stock or other securities of the Issuer or may dispose of all or a portion of the Common Stock or other securities of the Issuer that it now beneficially owns or hereafter acquires. Elliott and Elliott International may each take any other action with respect to the Issuer or any of its debt or equity securities in any manner permitted by law.

     On September 1, 2005, the Reporting Persons filed a preliminary proxy statement and form of proxy (the "Elliott Proxy Statement") with the Securities and Exchange Commission ("SEC") to solicit stockholders of the Issuer to vote against the approval of the new investment management agreement between the Issuer and Salomon Brothers Asset Management Inc. at a special meeting of stockholders to be held on October 21, 2005 ("Special Meeting"). A copy of the Elliott Proxy Statement is publicly available at the SEC's website at www.sec.gov and is incorporated herein by reference.

     On September 2, 2005, the Issuer filed a definitive proxy statement with the SEC in connection with the Special Meeting. On September 7, 2005, the Reporting Persons sent to stockholders of the Issuer a letter asking them not to vote or deliver any proxy card provided to the stockholders by the Issuer until they have first reviewed the definitive proxy materials of the Reporting Persons. A copy of this letter is also publicly available at the SEC's website at www.sec.gov and is incorporated herein by reference.

     The Reporting Persons continue to consider all other options available to them, including the proxy contest.

     Except as set forth in the Schedule 13D, as amended, none of Elliott, Elliott International or EICA has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of
Item 4.

ITEM 5.  Interest in Securities of the Issuer.

     (a)  Elliott   beneficially   owns   2,943,425   shares  of  Common  Stock,
constituting 2.97% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 2,943,425 shares of Common Stock, constituting 2.97% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 5,886,850 shares of Common Stock constituting 5.93% of all of the outstanding shares of Common Stock.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) None of the Reporting Persons has effected any transaction during the past sixty (60) days which have not previously been reported on the Schedule 13D.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

     Exhibit A - Joint Filing Agreement (previously filed)

     Exhibit B - Letter to Board of Directors of Issuer from the Reporting Persons dated August 26, 2005 (previously filed)

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 7, 2005

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
                  By: Braxton Associates, Inc., as General Partner


                           By: /s/Elliot Greenberg
                               -------------------
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:      Elliott International Capital Advisors Inc.,
                           as Attorney-in-Fact


                           By: /s/Elliot Greenberg
                               -------------------
                                    Elliot Greenberg
                                    Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By:/s/Elliot Greenberg
            -------------------
                  Elliot Greenberg
                  Vice President